SKK Holdings Limited

27 First Lok Yang

Singapore 629735

January 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted January 17, 2024
CIK No. 0001991261

Ladies and Gentlemen:

By letter dated January 24, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SKK Holdings Limited (the “Company”) with comments on the Company’s Amendment No. 5 to Draft Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 6 to Draft Registration Statement on Form F-1 (the “Registration Statement Amendment”).

Form DRS F-1 submitted January 17, 2024

Cover Page

1.	Please disclose here and under Risk Factors on page 26, the number of shares the selling shareholders are offering for resale. Also clarify under Underwriting on page 116, that the resale shares are not locked up.

RESPONSE: We note the Staff’s comment and have revised the disclosure on cover page and page 26 of the Registration Statement Amendment.

General

2.	Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

RESPONSE: We note the Staff’s comment and have filed the consent on exhibit 99.1, 99.2 and 99.3 of the Registration Statement Amendment.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood